FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For April, 2005

Gentry Resources, Ltd.

(Translation of registrant's name into English)

Suite 2500, 101 6th Avenue, S.W., Calgary, Alberta, Canada T2P 3P4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   __X___  Form 40-F  ________

Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b).  Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______        No __________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-__________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gentry Resources, Ltd.

        (Registrant)

Date: April 1, 2005

By: /s/ Christine Penner

Name:  Christine Penner

Title:  Corporate Administrator

2500, 101- 6th Avenue SW Calgary, AB T2P 3P4 Phone (403) 264-6161 Fax (403) 266-3069
Gentry Files Annual Information Form and Financial Statements

Calgary, Alberta, April 1, 2005 (GNY-TSX) - Gentry Resources Ltd. (“Gentry” or the “Company”) is pleased to announce that it filed its 2004 Annual Information Form with Canadian securities regulatory authorities on March 31, 2005.  Also filed were the Audited Consolidated Financial Statements and the Management Discussion and Analysis for the year ended December 31, 2004, as well as other disclosure documents required under securities and TSX legislation, including National Instrument 51-101.

All documentation filed by the Corporation is available through SEDAR under the Company’s profile at www.sedar.com or on the Company’s website at www.gentryresources.com.

Gentry is also pleased to confirm that the Annual General and Special Meeting of Shareholders is scheduled to be held on May 20, 2005 at 10:30 am in the Stephen Room on the third floor of the Hyatt Hotel in downtown Calgary.  All are welcome to attend, but only shareholders as of the record date are entitled to vote.

Gentry Resources is a Calgary-based oil and natural gas company active in the exploration, development and production of crude oil and natural gas in western Canada.  The Company has grown primarily through aggressive exploration and development of its lands.

Gentry trades on the TSX under the symbol “GNY” and currently has 38,850,168 common shares issued and outstanding.

For Details, Contact:

       Hugh Ross, President & Chief Executive Officer

                                             (403) 264-6161

R. Gordon McKay, Chief Operating Officer

(403) 264-6161

Ketan Panchmatia, Chief Financial Officer

(403) 264-6161

Roger Fullerton, Manager, Investor Relations

(952) 929-7243

Website:  www.gentryresources.com

Email:  gentry@gentryresources.com

                  TSX Symbol:  GNY